Exhibit 11:

OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31

	2005	2004	2003

Net income available to stockholders (numerator)	$6,540	$5,033	$3,083

Shares Calculation (denominator)
Average shares outstanding – Basic Common	4,038	4,040	4,151
Average shares outstanding – Basic Class B Common	1,454	1,437	1,423
Effect of Dilutive Securities:
Potential Common Stock relating To stock options	472	485	134

Average shares outstanding – Assuming dilution	5,964	5,962	5,708

Net Income Per Share:
Basic Common	$1.28	$0.98	$0.59

Net Income Per Share:
Basic Class B Common	$0.96	$0.74	$0.44

Diluted	$1.10	$0.84	$0.54

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